Southern Products, Inc.
________________________________________________________________

June 24, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Tarik Gause

Re:          Southern Products, Inc.
Registration Statement on Form S-1/A  (Amendment No. 3)
Filed June 10, 2010
File No.: 333-165692

Dear Mr. Gause:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern Products, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Standard Time on Tuesday, June 29, 2010, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Southern Products, Inc.

By: /s/ Tyler Richard
       Tyler Richard, President and CEO